Summit Therapeutics plc

Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended July 31, 2019 and July 31, 2018

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income
For the three months ended July 31, 2019 and 2018

		Three months ended July 31, 2019		Three months ended July 31, 2018
				(Adjusted*)
	Note	£000s		£000s
Revenue	4	126		37,958
Other operating income	5	4,135		2,699
Operating expenses
Research and development		(9,216)		(9,854)
General and administration		(1,204)		(2,327)
Impairment of goodwill and intangible assets		—		(3,986)
Total operating expenses		(10,420)		(16,167)
Operating (loss) / profit		(6,159)		24,490
Finance income		—		2,785
Finance costs		(62)		(150)
(Loss) / profit before income tax		(6,221)		27,125
Income tax	8	1,062		(491)
(Loss) / profit for the period		(5,159)		26,634
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		18		12
Total comprehensive (loss) / profit for the period		(5,141)		26,646

Basic and diluted (loss) / earnings per ordinary share from operations	3	(3)	p	32	p

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 16 ‘Leases’’

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income
For the six months ended July 31, 2019 and 2018

		Six months ended July 31, 2019		Six months ended July 31, 2018
				(Adjusted*)
	Note	£000s		£000s
Revenue	4	375		41,832
Other operating income	5	9,006		6,154
Operating expenses
Research and development		(17,489)		(21,444)
General and administration		(2,859)		(4,655)
Impairment of goodwill and intangible assets		—		(3,986)
Total operating expenses		(20,348)		(30,085)
Operating (loss) / profit		(10,967)		17,901
Finance income		2		2,786
Finance costs		(123)		(350)
(Loss) / profit before income tax		(11,088)		20,337
Income tax	8	1,904		455
(Loss) / profit for the period		(9,184)		20,792
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		21		19
Total comprehensive (loss) / profit for the period		(9,163)		20,811

Basic and diluted (loss) / earnings per ordinary share from operations	3	(6)	p	26	p

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 16 ‘Leases’’

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Interim Statement of Financial Position
As at July 31, 2019, January 31, 2019 and January 31, 2018

		July 31, 2019	January 31, 2019	January 31, 2018
			(Adjusted*)	(Adjusted*)
	Note	£000s	£000s	£000s
ASSETS
Non-current assets
Goodwill		1,814	1,814	2,478
Intangible assets		10,290	10,604	14,785
Property, plant and equipment		1,365	1,540	2,067
		13,469	13,958	19,330
Current assets
Trade and other receivables		10,679	13,491	11,087
Current tax receivable		3,409	6,328	4,654
Cash and cash equivalents		20,866	26,858	20,102
		34,954	46,677	35,843
Total assets		48,423	60,635	55,173

LIABILITIES
Non-current liabilities
Lease liabilities		(486)	(647)	(962)
Deferred revenue	4	(582)	(831)	(27,270)
Financial liabilities on funding arrangements		—	—	(3,090)
Provisions for other liabilities and charges	10	(1,957)	(1,851)	(1,641)
Deferred tax liability		(1,612)	(1,675)	(2,379)
		(4,637)	(5,004)	(35,342)
Current liabilities
Trade and other payables		(6,496)	(8,733)	(8,825)
Lease liabilities		(358)	(358)	(324)
Deferred revenue and income	4,5	(3,147)	(3,374)	(13,834)
Contingent consideration		(80)	(629)	—
		(10,081)	(13,094)	(22,983)
Total liabilities		(14,718)	(18,098)	(58,325)
Net assets / (liabilities)		33,705	42,537	(3,152)

EQUITY
Share capital		1,605	1,604	736
Share premium account		92,806	92,806	60,237
Share-based payment reserve	11	1,091	1,148	6,743
Merger reserve		3,027	3,027	3,027
Special reserve		19,993	19,993	19,993
Currency translation reserve		77	56	37
Accumulated losses reserve		(84,894)	(76,097)	(93,925)
Total equity / (deficit)		33,705	42,537	(3,152)

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 16 ‘Leases’’

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Interim Statement of Cash Flows
For the six months ended July 31, 2019 and 2018

	Six months ended July 31, 2019	Six months ended July 31, 2018
		(Adjusted*)
	£000s	£000s
Cash flows from operating activities
(Loss) / profit before income tax	(11,088)	20,337

Adjusted for:
Gain on re-measurement of financial liabilities on funding arrangements	—	(539)
Finance income	(2)	(2,786)
Finance costs	123	350
Foreign exchange gain	(1,319)	(839)
Depreciation	284	324
Amortization of intangible fixed assets	414	415
Loss on disposal of assets	10	24
Impairment of goodwill and intangible assets	—	3,986
Share-based payment	330	1,163
Adjusted (loss) / profit from operations before changes in working capital	(11,248)	22,435

Decrease / (increase) in trade and other receivables	2,930	(327)
Decrease in deferred revenue	(477)	(37,519)
Decrease in trade and other payables	(2,482)	(2,378)
Cash used in operations	(11,277)	(17,789)

Contingent consideration paid	(549)	—
Taxation received / (paid)	4,897	(53)
Net cash used in operating activities	(6,929)	(17,842)

Investing activities
Purchase of property, plant and equipment	(118)	(50)
Purchase of intangible assets	(100)	(5)
Interest received	2	2
Net cash used in investing activities	(216)	(53)

Financing activities
Proceeds from issue of share capital	—	15,000
Transaction costs on share capital issued	—	(858)
Proceeds from exercise of share options	1	100
Repayment of lease liabilities	(179)	(159)
Net cash (used in) / generated from financing activities	(178)	14,083

Decrease in cash and cash equivalents	(7,323)	(3,812)
Effect of exchange rates in cash and cash equivalents	1,331	839
Cash and cash equivalents at beginning of the period	26,858	20,102
Cash and cash equivalents at end of the period	20,866	17,129

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 16 ‘Leases’’

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Unaudited Condensed Consolidated Statement of Changes in Equity
For the six months ended July 31, 2019 and 2018

Six months ended July 31, 2019

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At January 31, 2019 (as previously reported)	1,604	92,806	1,148	3,027	19,993	56	(76,092)	42,542
Change in accounting policy (full retrospective application IFRS 16)	—	—	—	—	—	—	(5)	(5)
At January 31, 2019 (Adjusted*)	1,604	92,806	1,148	3,027	19,993	56	(76,097)	42,537
Loss for the period	—	—	—	—	—	—	(9,184)	(9,184)
Currency translation adjustment	—	—	—	—	—	21	—	21
Total comprehensive loss for the period	—	—	—	—	—	21	(9,184)	(9,163)
Share options exercised	1	—	—	—	—	—	—	1
Share-based payment	—	—	330	—	—	—	—	330
Share-based payment reserve transfer	—	—	(387)	—	—	—	387	—
At July 31, 2019	1,605	92,806	1,091	3,027	19,993	77	(84,894)	33,705

Six months ended July 31, 2018

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At January 31, 2018 (as previously reported)	736	60,237	6,743	3,027	19,993	37	(93,957)	(3,184)
Change in accounting policy (full retrospective application IFRS 16)	—	—	—	—	—	—	32	32
At January 31, 2018 (Adjusted*)	736	60,237	6,743	3,027	19,993	37	(93,925)	(3,152)
Profit for the period (Adjusted*)	—	—	—	—	—	—	20,792	20,792
Currency translation adjustment	—	—	—	—	—	19	—	19
Total comprehensive profit for the period (Adjusted*)	—	—	—	—	—	19	20,792	20,811
New share capital issued	83	14,917	—	—	—	—	—	15,000
Transaction costs on share capital issued	—	(858)	—	—	—	—	—	(858)
Share options exercised	2	98	—	—	—	—	—	100
Share-based payment	—	—	1,163	—	—	—	—	1,163
At July 31, 2018 (Adjusted*)	821	74,394	7,906	3,027	19,993	56	(73,133)	33,064

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 16 ‘Leases’’

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

1. Basis of Accounting
The unaudited condensed consolidated interim financial statements of Summit Therapeutics plc ('Summit') and its subsidiaries (together, the 'Group') for the three and six months ended July 31, 2019 have been prepared in accordance with IAS 34 'Interim Financial Reporting', other International Financial Reporting Standards ('IFRS') and International Financial Reporting Interpretations Committee (‘IFRIC’) interpretations as issued by the International Accounting Standards Board and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS including those applicable to accounting periods ending January 31, 2020 and the accounting policies set out in Summit’s consolidated financial statements. There have been no changes to the accounting policies as contained in the annual consolidated financial statements as of and for the year ended January 31, 2019 other than as described below. During the year ended January 31, 2019, the Group re-assessed the allocation of certain staff related expenses, amounts totaling £0.4 million during the three months ended July 31, 2018 and £0.7 million during the six months ended July 31, 2018, previously reported as general and administration expenses. These are now presented as research and development expenses. These condensed consolidated interim financial statements do not include all information required for full statutory accounts within the meaning of section 434 of Companies Act 2006 and should be read in conjunction with the consolidated financial statements of the Group as at January 31, 2019 (the ‘2019 Accounts’). The 2019 Accounts, on which the Company’s auditors delivered an unqualified audit report, are available on the Group's website at www.summitplc.com and were delivered to the Registrar of Companies following the 2019 Annual General Meeting. The auditor’s report did not contain any statement under section 498 of the Companies Act 2006 but did contain a statement from the auditors drawing the shareholders’ attention to the Group’s need to raise additional capital as noted below.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on October 11, 2019.
The interim financial statements have been prepared assuming the Group will continue on a going concern basis. Based on management's forecasts, the Group's existing cash and cash equivalents, anticipated payments from BARDA under its contract for the development of ridinilazole and anticipated payments from CARB-X under its contract for the development of its gonorrhea antibiotic candidate are expected to be sufficient to enable the Group to fund its operating expenses and capital expenditure requirements through to at least January 31, 2020. The Group will need to raise additional funding in order to support, beyond this date, its planned research and development efforts, its preparatory commercialization related activities should ridinilazole receive marketing approval, as well as to support activities associated with operating as a public company in the United States and the United Kingdom.

The Group is evaluating various options to finance its cash needs through a combination of some, or all, of the following: equity offerings, collaborations, strategic alliances, grants and clinical trial support from government entities, philanthropic, non-government and not-for-profit organizations and patient advocacy groups, debt financings, and marketing, distribution or licensing arrangements. Whilst the Group believes that funds would be available in this manner before the end of January 2020, there can be no assurance that the Group will be able to generate funds, on terms acceptable to the Group, on a timely basis or at all, which would impact the Group’s ability to continue as a going concern.

Management has identified specific mitigating actions which it would be required to take in the near future should the Group be unable to raise additional funding, including, amongst others, a slow-down of its ongoing Phase 3 clinical trials and suspending its Discuva Platform activities and associated research programs. Should the Group be required to take these steps, it is currently expected that its current and anticipated cash and cash equivalents would be sufficient through to at least October 31, 2020. The failure of the Group to obtain sufficient funds on acceptable terms when needed would therefore have a material adverse effect on the Group’s business, results of operations and financial condition.

These circumstances represent a material uncertainty which may cast and raise significant doubt on the Group’s ability to continue as a going concern. The interim financial statements do not contain any adjustments that might result if the Group was unable to continue as a going concern.

The Group’s activities and results are not exposed to any seasonality.

1. Basis of Accounting (continued)
Adoption of IFRS 16 'Leases'
IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The standard is effective for reporting periods beginning on or after January 1, 2019 and replaces the accounting standard IAS 17 'Leases'. Two adoption methods are permitted for transition: retrospectively to all prior reporting periods presented in accordance with IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors', with certain practical expedients permitted; or retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application.

Accounting policy
At inception of a contract, the Group assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Group recognizes a right-of-use asset within property, plant and equipment and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term using the straight-line method. The lease term includes periods covered by an option to extend if the Group is reasonably certain to exercise that option and periods covered by an option to terminate if it is reasonably certain not to exercise that option. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method and is remeasured when there is a change in future contractual lease payments or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option.

The Group adopted this new standard effective February 1, 2019, as required, using the full retrospective transition method in accordance with IAS 8 'Accounting Policies, Changes in Accounting Estimates and Errors'. Under this method, the Group will adjust its results for the years ended January 31, 2018, and 2019, and applicable interim periods, as if IFRS 16 had been effective for those periods. The Group has assessed the effect of adoption of this standard as it relates to its UK leased properties in Oxford and Cambridge and has concluded that any other contracts are not within the scope of IFRS 16 or are of low value, for which the Group has elected not to apply the requirement of IFRS 16.

Due to the adoption of IFRS 16, the Group has recognized both right-of-use assets and lease liabilities related to its UK leased properties. The Group no longer recognizes a lease incentive accrual and has reclassified some costs from research and development expenses and general and administration expenses to finance costs, being the interest expense on lease liabilities. In addition, some amounts previously presented as cash outflows from operating activities in the Group's Consolidated Statement of Cash Flows are now presented as cash flows from investing or financing activities.

This change in accounting policy has been reflected retrospectively in the comparative Statement of Financial Position for the year ended January 31, 2019, the comparative Statement of Comprehensive Income, Statement of Cash Flows and Statement of Changes in Equity for the six months ended July 31, 2018, including the opening accumulated losses reserve at February 1, 2018 and February 1, 2019.

1. Basis of Accounting (continued)

The impact of the change in accounting policy to IFRS 16 discussed above on the comparatives to the unaudited condensed consolidated interim financial statements is disclosed in the following tables.

Impact on the Unaudited Condensed Consolidated Interim	Original Year ended January 31, 2019	Adjusted Year ended January 31, 2019	Impact
Statement of Financial Position	£000s	£000s	£000s
Non-current assets
Property, plant and equipment	616	1,540	924
Current assets
Trade and other receivables	13,547	13,491	(56)
Non-current liabilities
Lease liabilities	—	(647)	(647)
Current liabilities
Trade and other payables	(8,865)	(8,733)	132
Lease liabilities	—	(358)	(358)
Equity
Accumulated losses reserve	(76,092)	(76,097)	(5)

Impact on the Unaudited Condensed Consolidated Interim	Original Year ended January 31, 2018	Adjusted Year ended January 31, 2018	Impact
Statement of Financial Position	£000s	£000s	£000s
Non-current assets
Property, plant and equipment	809	2,067	1,258
Current assets
Trade and other receivables	11,134	11,087	(47)
Non-current liabilities
Lease liabilities	—	(962)	(962)
Current liabilities
Trade and other payables	(8,932)	(8,825)	107
Lease liabilities	—	(324)	(324)
Equity
Accumulated losses reserve	(93,957)	(93,925)	32

Impact on the Unaudited Condensed Consolidated Interim	Original Three months ended July 31, 2018	Adjusted Three months ended July 31, 2018	Impact
Statement of Comprehensive Income	£000s	£000s	£000s
Operating expenses
Research and development	(9,846)	(9,854)	(8)
General and administration	(2,330)	(2,327)	3
Operating profit	24,495	24,490	(5)
Finance costs	(140)	(150)	(10)
Profit for the period	26,649	26,634	(15)

1. Basis of Accounting (continued)

Impact on the Unaudited Condensed Consolidated Interim	Original Six months ended July 31, 2018	Adjusted Six months ended July 31, 2018	Impact
Statement of Comprehensive Income	£000s	£000s	£000s
Operating expenses
Research and development	(21,438)	(21,444)	(6)
General and administration	(4,661)	(4,655)	6
Operating profit	17,901	17,901	—
Finance costs	(328)	(350)	(22)
Profit for the period	20,814	20,792	(22)

Impact on the Unaudited Condensed Consolidated Interim	Original Six months ended July 31, 2018	Adjusted Six months ended July 31, 2018	Impact
Statement of Cash Flows	£000s	£000s	£000s
Profit before income tax	20,359	20,337	(22)
Adjusted for:
Finance costs	328	350	22
Depreciation	157	324	167
Increase in trade and other receivables	(336)	(327)	9
Increase in trade and other payables	(2,361)	(2,378)	(17)
Financing activities
Repayment of lease liabilities	—	(159)	(159)
Impact on net cash flows			—
The Group will continue to monitor interpretations released by the IFRS Interpretations Committee and amendments to IFRS 16 and, as appropriate, will adopt these from the effective dates.
For additional details regarding the Group's lease agreements see Note 9 'Leases'.

2. Critical accounting estimates and judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended January 31, 2019.

3. (Loss) / earnings per share calculation

The calculation of (loss) / earnings per share is based on the following data:

	Three months ended July 31, 2019	Three months ended July 31, 2018	Six months ended July 31, 2019	Six months ended July 31, 2018
		(Adjusted*)		(Adjusted*)
	000s	000s	000s	000s
(Loss) / profit for the period	(£5,159)	£26,634	(£9,184)	£20,792

Weighted average number of ordinary shares for basic (loss) / earnings per share	160,495	82,008	160,398	79,335
Effect of dilutive potential ordinary shares (share options and warrants)	—	649	—	628
Weighted average number of ordinary shares for diluted (loss) / earnings per share	160,495	82,657	160,398	79,963

Basic (loss) / earnings per ordinary share from operations £	(0.03)	0.32	(0.06)	0.26
Diluted (loss) / earnings per ordinary share from operations £	(0.03)	0.32	(0.06)	0.26

* See Note 1 - ‘Basis of Accounting - Adoption of IFRS 16 ‘Leases’’

Basic (loss) / earnings per ordinary share has been calculated by dividing the (loss) / profit for the three and six months ended July 31, 2019 by the weighted average number of shares in issue during the three and six months ended July 31, 2019. Diluted earnings per ordinary share has been calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potentially dilutive ordinary shares. Potentially dilutive ordinary shares represents the number of shares that could have been acquired at fair value based on the monetary value of the subscription rights attached to share options in-the-money compared with the number of shares that would have been issued assuming the exercise of share options in-the-money.

IAS 33 ‘Earnings per Share’ requires the presentation of diluted earnings per share where a company could be called upon to issue shares that would decrease net profit or loss per share. As the Group reported net losses for the three and six months ended July 31, 2019, the weighted average number of ordinary shares outstanding used to calculate the diluted (loss) / earnings per ordinary share is the same as that used to calculate the basic (loss) / earnings per ordinary share, as the exercise of share options would have the effect of reducing loss per ordinary share which is not dilutive.

4. Revenue

	Three months ended July 31, 2019	Three months ended July 31, 2018	Six months ended July 31, 2019	Six months ended July 31, 2018
Analysis of revenue by category	£000s	£000s	£000s	£000s
Licensing agreements	126	37,958	375	41,586
Research collaboration agreement	—	—	—	246
	126	37,958	375	41,832

Eurofarma Laboratórios S.A.
On December 21, 2017, Summit announced it had entered into an exclusive license and commercialization agreement with Eurofarma Laboratórios S.A. ('Eurofarma'), pursuant to which the Group granted Eurofarma the exclusive right to commercialize ridinilazole in specified countries in South America, Central America and the Caribbean. The Group has retained commercialization rights in the rest of the world.
Under the terms of the license and commercialization agreement with Eurofarma, the Group received an upfront payment of $2.5 million (£1.9 million) from Eurofarma in December 2017. The terms of the contract have been assessed under IFRS 15 'Revenue from contracts with customers' and currently only the upfront payment is included in the transaction price. The upfront payment was initially reported as deferred revenue in the Consolidated Statement of Financial Position and is recognized as revenue over the development period. The Group recognized revenue related to the upfront payment of £0.12 million during the three months ended July 31, 2019 and £0.25 million during the six months ended July 31, 2019.
In addition, the Group will be entitled to receive an additional $3.75 million in development milestones upon the achievement of staged patient enrollment targets in the licensed territory in one of the two planned Phase 3 clinical trials of ridinilazole. The Group is eligible to receive up to $21.5 million in development, commercial and sales milestones when cumulative net sales equal or exceed $100.0 million in the Eurofarma licensed territory. Each subsequent achievement of an additional $100.0 million in cumulative net sales will result in the Group receiving additional milestone payments, which, when combined with anticipated product supply transfer payments from Eurofarma paid to the Group in connection with a commercial supply agreement to be entered into between the two parties, will provide payments estimated to range from a mid-teens to high-teens percentage of cumulative net sales in the Eurofarma licensed territory. The Group estimates such product supply transfer payments from Eurofarma will range from a high single-digit to low double-digit percentage of cumulative net sales in the licensed territory.

Sarepta Therapeutics, Inc.

On October 4, 2016, Summit announced it had entered into an exclusive license and collaboration agreement with Sarepta Therapeutics, Inc. (‘Sarepta’). In June 2018, the Group announced the discontinuation of the development of ezutromid after its Phase 2 clinical trial called PhaseOut DMD did not meet its primary or secondary endpoints. As part of the license and collaboration agreement with Sarepta, the Group agreed to collaborate with Sarepta on the research and development of the licensed products pursuant to a joint development plan through a joint steering committee comprised of an equal number of representatives from each party. From January 1, 2018, the Group was responsible for 55% of the budgeted research and development costs related to the licensed products, and Sarepta was responsible for 45% of such costs. Any costs in excess of 110% of the budgeted amount were borne by the party that incurred such costs. This development cost share income is recognized as part of licensing agreements revenue as the Group acted as a principal in the scope of the research and development activities of the agreement. The Group recognized cost share income for both wind-down activities in relation to PhaseOut DMD and next and future generation utrophin modulation development activities of £nil during the three months ended July 31, 2019 and £0.13 million during the six months ended July 31, 2019. Effective as of August 2019, the agreement with Sarepta has been terminated with no material ongoing obligations for either party.

5. Other operating income

Analysis of other operating income by	Three months ended July 31, 2019	Three months ended July 31, 2018	Six months ended July 31, 2019	Six months ended July 31, 2018
category	£000s	£000s	£000s	£000s
Income recognized in respect of BARDA	3,489	2,022	8,108	5,305
Grant income	149	201	396	304
Research and development credit	497	(65)	502	—
Income on release of the US not for profit organizations financial liability	—	539	—	539
Other income	—	2	—	6
	4,135	2,699	9,006	6,154
BARDA
In September 2017, the Group was awarded a funding contract from the Biomedical Advanced Research and Development Authority ('BARDA'), an agency of the US government's Department of Health and Human Services' Office of the Assistant Secretary for Preparedness and Response, to fund a specified portion of the clinical and regulatory development activities of ridinilazole for the treatment of C. difficile infections ('CDI').

Under the terms of this contract, the Group was initially eligible to receive base period funding of $32 million. In addition, the contract includes three option work segments that, if exercised in full by BARDA, would increase the total federal government funding under the contract to approximately $62 million. In August 2018, BARDA exercised one of the option work segments worth $12 million. In June 2019, BARDA increased the total value of the funding contract to up to $63.7 million; at this time, BARDA also exercised a second of the option work segments worth $9.6 million to bring the total amount of committed BARDA funding to $53.6 million. The remaining federal government funding is dependent on BARDA in its sole discretion exercising the final independent option work segment, upon the achievement by the Group of certain agreed-upon milestones for ridinilazole.

During the three months ended July 31, 2019, the Group recognized funding income from BARDA of £3.5 million for the CDI program (three months ended July 31, 2018: £2.0 million). During the six months ended July 31, 2019, the Group recognized funding income from BARDA of £8.1 million for the CDI program (six months ended July 31, 2018: £5.3 million).

CARB-X

In July 2018, the Group was granted a sub-award of up to $4.5 million from the Trustees of Boston University under the Combating Antibiotic Resistant Bacteria Biopharmaceutical Accelerator program, or CARB-X. Under the CARB-X award, the Group received an initial $2.0 million in funding from CARB-X in July 2018 that, in part, helped fund the selection of a preclinical candidate from the Group's lead gonorrhea series of clinical candidates. The remaining $2.5 million is split into two option segments, which may be exercised by CARB-X upon the achievement of certain development milestones. If exercised in full, this funding could support the development of the selected gonorrhea candidate through the end of a Phase 1 clinical trial. During the three months ended July 31, 2019, the Group recognized grant income from CARB-X of £0.1 million (three months ended July 31, 2018: £0.1 million). During the six months ended July 31, 2019, the Group recognized grant income from CARB-X of £0.4 million (six months ended July 31, 2018: £0.1 million).

6. Financial instruments

The Group’s activities expose it to a variety of financial risks: foreign currency risk; interest rate risk; credit risk; and liquidity risk.

The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements. They should be read in conjunction with the Group’s annual financial statements as of January 31, 2019. There have been no changes in any risk management policies since the year end.

7. Segmental reporting

The Group’s activities are covered by one operating and reporting segment: Drug Development, as detailed more fully in the annual consolidated financial statements as of and for the year ended January 31, 2019. There have been no changes to management’s assessment of the operating and reporting segments of the Group during the period.

8. Income tax

	Three months ended July 31, 2019	Three months ended July 31, 2018	Six months ended July 31, 2019	Six months ended July 31, 2018
	£000s	£000s	£000s	£000s
Current period research and development tax credit on qualifying expenditure	1,093	(1,036)	1,798	—
Tax (expense) / credit related to the US operations	(63)	(20)	43	(110)
Total current tax	1,030	(1,056)	1,841	(110)

Release of temporary difference relating to intangible asset	32	565	63	565
Total deferred tax	32	565	63	565

Total tax credit / (expense) for the period	1,062	(491)	1,904	455

The research and development tax credit is recognized based on management’s estimate of the qualifying expenditure relating to research and development activities carried out by the Group. The UK operations have estimated losses for the year and as such there is no accrued income tax for the period.

9. Leases

The Group has two leases relating to its UK leased properties in Oxford and Cambridge that are within the scope of IFRS 16. A summary of these leases is as follows:

•
In February 2017, the Group entered into a 10-year lease agreement for its office premises in Oxford, UK. The lease contains a break clause with the option to terminate the lease on the fifth anniversary of the agreement. The Group does not factor in the period covered by the break clause when accounting for this lease.

•
In December 2017, the Group entered into a 4-year lease agreement for its office and lab premises in Cambridge, UK. The lease contains a break clause with the option to terminate the lease on the second anniversary of the agreement. The Group factors in the period covered by the break clause when accounting for this lease, as the break clause notice period has now passed and was not exercised by the Group.

The adoption of IFRS 16 resulted in the recognition of lease liabilities and right-of-use assets. The carrying value of the right-of-use assets included within property, plant and equipment as at July 31, 2019 is £0.9 million (January 31, 2019: £1.0 million; January 31, 2018: £1.4 million). The following table summarizes the future minimum lease payments under the Group's lease liabilities:

	July 31, 2019	January 31, 2019	January 31, 2018
Maturity of lease liabilities	£000s	£000s	£000s
Fiscal year ended January 31,
2019	N/A	N/A	323
2020 (remaining 6 months as at July 31, 2019)	179	358	358
2021	358	358	358
2022	294	294	294
2023	55	55	55
Total minimum lease payments	886	1,065	1,388
Less: imputed interest	(42)	(60)	(102)
Total lease liabilities	844	1,005	1,286

Liabilities
Current lease liabilities	358	358	324
Non-current lease liabilities	486	647	962
	844	1,005	1,286
The weighted average remaining lease term is 2.5 years (January 31, 2019: 3.0 years, January 31, 2018: 4.0 years). The weighted average discount rate is 3.75% (January 31, 2019: 3.75%, January 31, 2018: 3.75%).

9. Leases (continued)
The following table contains a summary of the lease costs recognized under IFRS 16 and other information pertaining to the Group’s leases for the three and six months ended July 31, 2019:

	Three months ended July 31, 2019	Three months ended July 31, 2018	Six months ended July 31, 2019	Six months ended July 31, 2018
	£000s	£000s	£000s	£000s
Lease cost
Depreciation	88	87	175	174
Interest expense	9	11	18	23
Total lease cost	97	98	193	197

Other information
Lease payments	90	75	179	159

For details of the Group's transition to IFRS 16 see Note 1 ‘Basis of Accounting - Adoption of IFRS 16 ‘Leases.’’

10. Provisions and contingencies

Provisions

	Assumed contingent liabilities	Dilapidations	Royalties	Total
	£000s	£000s	£000s	£000s
At February 1, 2019	1,657	150	44	1,851
Unwinding of the discount factor	105	—	1	106
At July 31, 2019	1,762	150	45	1,957

	Assumed contingent liabilities	Dilapidations	Royalties	Total
	£000s	£000s	£000s	£000s
At February 1, 2018	1,466	150	25	1,641
Additions	—	—	19	19
Unwinding of the discount factor	191	—	—	191
At January 31, 2019	1,657	150	44	1,851

Assumed contingent liability
On December 23, 2017, the Group acquired Discuva Limited ('Discuva'). As part of the acquisition, the Group assumed certain contingent liabilities as certain employees, former employees and former directors of Discuva are eligible for payments from Discuva based on specified development and clinical milestones related to proprietary product candidates developed under the Discuva platform. The timing of these potential payments is uncertain.
On the date of acquisition, the fair value of the assumed contingent liability was estimated using the expected value of the payments. The assumed contingent liabilities are subsequently measured at amortized cost using discounted cash flow models which calculate the risk adjusted net present values of estimated potential future cash flows of the payments. The assumed contingent liabilities are re-measured when there is a specific significant event that provides evidence of a significant change in the probability of successful development and clinical milestones being achieved.
The models will be updated for changes in the probability of successful development and clinical milestones being achieved and other associated assumptions with the discount factor to remain unchanged within the model. A discount factor of 13% has been used to discount the contingent liabilities back to net present value. This discount factor has been calculated using appropriate measures and rates which could have been obtained in the period that the contingent liabilities were assumed.
The value of the assumed contingent liability as at July 31, 2019 is £1.8 million (January 31, 2019: £1.7 million). The contingent liability has not been re-measured during the period.

10. Provisions and contingencies (continued)

Contingencies
In addition to those items provided for above, the Group also has the following contingencies:

University College London (novated from The School of Pharmacy, University of London)
The Group has agreed to pay the University College London a low single-digit share of all revenue, pre and post commercialization, received by the Group in respect of ridinilazole up to a maximum of £1.0 million in consideration of their role in the development of the initial compound series from which ridinilazole was later identified. Following the license and commercialization agreement entered into with Eurofarma Laboratórios S.A. ('Eurofarma'), an initial payment was made to The School of Pharmacy of £0.04 million.

Wellcome Trust
The provision in respect of royalties relates to the amounts due to the Wellcome Trust. Under the terms of the funding arrangement entered into in October 2017, the Wellcome Trust is entitled to a share of the cumulative net revenue that the Group or its affiliates receive from exploiting the exploitation intellectual property rights or award products. If Summit undertakes the commercialization of ridinilazole, the Wellcome Trust would be eligible to receive a low-single digit percentage share of net revenues. If a third-party undertakes the commercialization of ridinilazole, the Wellcome Trust would be eligible to receive a mid-single digit percentage share of net revenues received by Summit from sales by the third-party and a milestone payment of a low-single digit percentage of any cumulative pre-commercial payments received by Summit from third-party licensees. In both instances outlined above the Group would also be obligated to pay the Wellcome Trust a milestone of a specified amount if cumulative net revenue exceeds a specified amount. Following the license and commercialization agreement entered into with Eurofarma, an initial payment became due to the Wellcome Trust upon commercialization of ridinilazole which has been provided for by the Group as at the period end date.

11. Share option scheme and Restricted Stock Units

The movement in the number of share options is set out below:

	Weighted average exercise price £	Six months ended July 31, 2019	Weighted average exercise price £	Six months ended July 31, 2018
Outstanding at February 1	0.35	9,168,396	1.43	8,577,236
Granted during the period	0.28	11,396,000	2.05	3,481,048
Exercised during the period	—	—	1.08	(92,047)
Lapsed / surrendered during the period	0.93	(516,221)	1.5	(3,206,987)
Number of outstanding options	0.29	20,048,175	1.65	8,759,250

The movement in the number of restricted stock units (‘RSUs’) granted in the form of a nominal-cost option is set out below:

	Weighted average exercise price £	Six months ended July 31, 2019	Weighted average exercise price £	Six months ended July 31, 2018
Outstanding at February 1	0.01	814,256	0.01	275,877
Granted during the period	—	—	0.01	121,950
Exercised during the period	0.01	(104,877)	0.01	(136,991)
Number of outstanding options	0.01	709,379	0.01	260,836

The share-based payment expense for the three months ended July 31, 2019 was £0.2 million (three months ended July 31, 2018: £0.6 million) and for the six months ended July 31, 2019 was £0.3 million (six months ended July 31, 2018: £1.2 million) which has been allocated to the Research and development and General and administration expenses lines of the Unaudited Condensed Consolidated Interim Statement of Comprehensive Income as follows:

	Three months ended July 31, 2019	Three months ended July 31, 2018	Six months ended July 31, 2019	Six months ended July 31, 2018
	£000s	£000s	£000s	£000s
Research and development	90	143	151	278
General and administration	113	475	180	885
	203	618	331	1,163

12. Share capital
On April 23, 2019, 104,877 ordinary shares were issued following the exercise of RSUs. This exercise of RSUs raised net proceeds of £1,049.
The new ordinary shares issued in connection with the RSUs exercised rank pari passu with existing ordinary shares.
As of July 31, 2019, the number of ordinary shares in issue was 160,494,758.

13. Related-party transactions
The aggregate emoluments of the Directors of the Company are shown below.

	Three months ended July 31, 2019	Three months ended July 31, 2018	Six months ended July 31, 2019	Six months ended July 31, 2018
	£000s	£000s	£000s	£000s
Aggregate emoluments	120	177	279	329
Pension contributions	8	5	12	10
	128	182	291	339

The aggregate emoluments of the Directors of the Company and key management are shown below.

	Three months ended July 31, 2019	Three months ended July 31, 2018	Six months ended July 31, 2019	Six months ended July 31, 2018
	£000s	£000s	£000s	£000s
Aggregate emoluments	265	339	570	650
Pension contributions	24	15	35	28
	289	354	605	678

There were no other related party transactions during the three and six months ended July 31, 2019 (three and six months ended July 31, 2018: £nil).